Exhibit 10.1

[LETTERHEAD]

October 31, 2005

Robert P. Oates

c/o Veeco Instruments Inc.

100 Sunnyside Boulevard, Suite B

Woodbury, NY  11797

Dear Bob:

We are pleased to provide this letter summarizing the proposed terms of your promotion to the position of Senior Vice President, Data Storage, reporting to Don Kania.  The effective date of your promotion and salary increase will be October 3, 2005; the effective date of your participation in the long term incentive plan (described below) will coincide with the implementation of this plan, currently targeted to be January 1, 2006.  The terms applicable to your promotion, are as follows:

•                                        Your new bi-weekly salary will be $11,153.85, which is equal to an annual salary rate of $290,000.

•                                        You will be eligible to participate in the annual Veeco Management Bonus Plan.  Your target bonus will be 50% of your base earnings for the plan year.  Your 2005 bonus calculation will be based on EBITA results vs. plan, apportioned at 75% Data Storage and 25% Corporate.

•                                        You will be eligible to participate in a new long-term incentive plan.  Your target bonus for this plan will be 75% of your actual annual bonus award.  Awards payable under this plan will be earned over a three-year period and will be based on the achievement of performance metrics to be defined.  We are currently working to finalize the terms of this plan and will present the details to you following its final approval.

•                                        You will be granted a restricted stock award in the amount of 20,000 shares of Veeco Common Stock under the Veeco 2000 Stock Incentive Plan. These shares will be subject to restrictions that will lapse one-third, one-third and one-third on the first, second and third anniversaries of the date of grant.

This letter, together with the Additional Provisions attached hereto, sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements among the parties with respect thereto, except for any employee confidentiality and/or assignment of inventions agreements which shall continue in accordance with their terms.

Bob, this promotion reflects your excellent contributions to the growth of Veeco.  We look forward to a long and rewarding relationship and to providing you with the challenge, responsibility and opportunity that you desire.

Sincerely,

/s/ Edward H. Braun	/s/ Don R. Kania
Edward H. Braun Chairman and Chief Executive Officer	Don R. Kania President and Chief Operating Officer

ACCEPTED AND AGREED:

/s/ Robert P. Oates	October 31, 2005

Robert P. Oates	Date

Additional Provisions

In the event you are terminated without “Cause” or you resign for “Good Reason” (each as defined below), the following would apply:

Severance.  Veeco will pay you a salary continuation benefit equal to 18 months of your then current base salary, less applicable deductions.  You will also receive a pro rata portion of the annual bonus and the long-term incentive bonus you would have received for the year and applicable period, respectively, in which termination occurs under plans in effect at the time of termination based on your and the Company’s performance relative to the goals under such plans (less amounts previously paid).  Such amount shall be payable with respect to the annual bonus on the same date(s) that the Company makes its annual bonus payments to employees generally with regard to such year and with respect to the long term incentive bonus, as soon as practicable.  In addition, if you are enrolled in Veeco’s medical and dental plans at the time of separation and elect to continue coverage under COBRA, then your contribution amount during the period in which salary continuation benefits are payable will be the normal employee (Veeco-subsidized) contribution rate.

Extended Exercise Period.  The exercise period for any Veeco stock options granted to you on or after the date hereof and held by you at the time of such termination or resignation (“Options”) would continue until the earlier of (x) 12 months following the date of such termination or resignation and (y) the expiration of the original term of such Options.

Vesting Acceleration.  In addition, if such termination or resignation occurs within 12 months following a “Change of Control” (as defined below), (a) any unvested Options shall become immediately and fully vested and exercisable as of such date, and (b) any vesting requirements associated with the restricted shares will be deemed satisfied as of such date.

Receipt of the separation benefits described above is conditioned upon your execution (without revocation) of a general release of claims, including non-competition and non-solicitation provisions for the duration of the salary continuation period described above, in a form satisfactory to the Company.  If termination occurs as a result of a change of control, the non-competition provisions shall apply to the Company as it existed pre-acquisition.

As used above, the following definitions shall apply:

                “Cause” shall mean (i) your willful and substantial misconduct, (ii) your repeated, after written notice, neglect of duties or failure to perform your assigned duties, (iii) your commission of any material fraudulent act with respect to Veeco or its business, or (iv) your conviction of (or plea of no contest to) a crime constituting a felony.

                “Change of Control” shall mean:  (a) any person or group of persons becomes the beneficial owner of securities representing 50 percent or more of Veeco’s outstanding voting securities, or (b) the approval by Veeco’s stockholders of one of the following:

(i)  Any merger or statutory plan of exchange (“Merger”) in which Veeco would not be the surviving corporation or pursuant to which Veeco’s voting securities would be converted into cash, securities or other property, other than a Merger in which the holders of Veeco’s voting securities immediately prior to the Merger have the same proportionate ownership of voting securities of the surviving corporation after the Merger;

(ii)  Any Merger in which the holders of outstanding voting securities of Veeco prior to such Merger will not, in the aggregate, own a majority of the outstanding voting securities of the combined entity after such Merger; or

(iii)  Any sale or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Veeco’s assets or the adoption of any plan or proposal for Veeco’s liquidation or dissolution.

                “Good Reason” shall mean (a) a reduction of your base salary, other than as part of a salary reduction program affecting management employees generally, (b) a material reduction in the total benefits available to you under cash incentive, stock incentive and other employee benefit plans, other than as part of a reduction in incentives or benefits  affecting similarly situated employees, generally, (c) an involuntary diminution in your title, authority or responsibilities, or (d) the relocation of your primary place of work by more than 50 miles (it being understood that your decision not to relocate would not be a basis for Termination for Cause).

Please note that this letter does not alter the “at-will” nature of your employment with Veeco.  This means that your employment may be terminated by you or by Veeco at any time, with or without cause.  As described above, however, you may be entitled to severance benefits depending upon the circumstances of the termination of employment.